UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of January 2021

EXFO Inc.
(Translation of registrant’s name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes □	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On January 12, 2021 the Board of Directors of EXFO Inc., a Canadian corporation, authorized a share repurchase program, by way of a normal course issuer bid (“NCIB”) on the open market, of up to approximately 2.9% (600,000 subordinate voting shares) of the public float of 21,075,125 subordinate voting shares (as defined by the Toronto Stock Exchange (“TSX”)), as of January 2, 2021. On January 2, 2021, EXFO had 25,684,370 subordinate voting shares outstanding. This report on Form 6-K sets forth the news release relating to EXFO share repurchase program disclosed on January 12, 2021. The press release indicates that the normal course issuer bid will become effective on January 15, 2021 and end on January 14, 2022 or on an earlier date if EXFO repurchases the maximum number of shares permitted. EXFO shall repurchase up to 600,000 of its subordinate voting shares during this share repurchase program and EXFO is entitled to repurchase, on any trading day, up to 25% of the average daily trading volume of its subordinate voting shares over the last six completed calendar months on both exchanges. This press release is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: January 13, 2021

PRESS RELEASE
For immediate release

EXFO Renews Normal Course Issuer Bid

QUEBEC CITY, CANADA, January 12, 2021 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today that its Board of Directors has authorized the renewal of its share repurchase program, by way of a normal course issuer bid (“NCIB”) on the open market, of up to approximately 2.9% (600,000 subordinate voting shares) of the public float of 21,075,125 subordinate voting shares (as defined by the Toronto Stock Exchange (“TSX”)), as of January 2, 2021. On January 2, 2021, EXFO had 25,684,370 subordinate voting shares outstanding.
In the course of the ongoing NCIB, EXFO repurchased a total of 138,255 shares at a weighted average price of CA$3.62 (US$2.75) per share, while the number of shares sought and approved for repurchase was 600,000. The ongoing NCIB has been effective since January 14, 2020 and will expire on January 13, 2021.
The TSX has accepted a notice filed by EXFO of its intention to proceed with a NCIB. EXFO may use cash, short-term investments and future cash flows from operations to fund the repurchase of shares. Repurchases under the bid will be made on the open market, through the facilities of the TSX and NASDAQ or via alternative trading systems, at the prevailing market price. The timing of such repurchases, if any, will depend on price, market conditions and applicable regulatory requirements.
The NCIB will become effective on January 15, 2021 and will end on January 14, 2022 or on an earlier date if EXFO repurchases the maximum number of shares permitted. The average daily trading volume (ADTV) of EXFO’s subordinate voting shares was 9,085, on the TSX and 38,481 on the NASDAQ for the most recently completed six calendar months. Accordingly, EXFO is entitled to repurchase up to 25% of the ADTV on any trading day (being 2,271 subordinate voting shares on the TSX and 9,620 subordinate voting shares on the NASDAQ) or pursuant to the applicable rules of the TSX. The program does not require the company to repurchase a minimum number of shares and it may be modified, suspended or terminated at any time without prior notice. All shares acquired by EXFO under the bid will be cancelled.
EXFO believes that the repurchase of some of its subordinate voting shares is an appropriate and desirable use of its available cash. Consequently, EXFO believes that the offer is made in the best interests of the company and its shareholders.
About EXFO

EXFO (NASDAQ: EXFO) (TSX: EXF) develops smarter test, monitoring and analytics solutions for fixed and mobile network operators, webscale companies and equipment manufacturers in the global communications industry. Our customers count on us to deliver superior network performance, service reliability and subscriber insights. They count on our unique blend of equipment, software and services to accelerate digital transformations related to fiber, 4G/LTE and 5G deployments. They count on our expertise with automation, real-time troubleshooting and big data analytics, which are critical to their business performance. We’ve spent over 30 years earning this trust, and today 1,900 EXFO employees in over 25 countries work side by side with our customers in the lab, field, data center and beyond.

Forward-Looking Statements
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty, namely the impact of the coronavirus pandemic on our employees, customers and global operations, including the ability of our suppliers to fulfil raw material requirements and services and our ability to manufacture and deliver our products and services to our customers; the effects of emergency measures related to isolation periods for individuals in affected areas, lockdown restrictions imposed by national governments on businesses in countries where we operate and have employees, and limitations on travel to attract new customers and serve existing ones; deteriorating financial and market conditions as well as a potential recession; trade wars, and our ability to successfully integrate businesses that we acquire; capital spending and network deployment levels in the communications industry (including our ability to quickly adapt cost structures to anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global communications test, monitoring and analytics solutions markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regard to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers’ acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations and to conduct business internationally; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com